

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Carolyn Hunter
President
Hunt for Travel, Inc.
90122 Hoey Road
Chapel Hill, NC 27517

> **Re:** **Hunt for Travel, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 10, 2010**
> **File No. 333-169802**

Dear Ms. Hunter:

We have reviewed your responses to the comments in our letter dated November 24, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

1. We note your response to our prior comment 1 and reissue. Please revise to disclose your revenues, assets, and losses for your most recent audited period and interim stub.

Selling Security Holders, page 6

2. We note your disclosure on page 6 that the selling security holders hold 1,865,000 shares of common stock as of December 6, 2010. Please reconcile the number of shares of common stock held by your selling security holders as of December 6, 2010 with the number of shares of common stock in your offering or advise.

Description of Business, page 9

3. We note your response to our prior comment 9 and reissue in part. Please revise to clarify when you will accomplish each step of your business plan. For example, you state that you hope to have your website operational in 60 days. Please clarify as to whether you expect to have the website operational 60 days from the completion of the offering, from the effectiveness of the registration statement or some other date.

4. We note your response to prior comment 10 and reissue in part. Please clarify what you mean by "cultivating relationships" on page 10. In addition, we note your disclosure on page 13 that you intend to charge minimal commissions while the marketing of core services is finalized. Please revise to disclose in your timeline.

Marketing and Sales, page 10

5. Please add your intended marketing and sales activities disclosed on page 10 to your business plan and provide a timeline and estimated budget for accomplishing each of these marketing and sales activities.

6. Please revise the last sentence on page 10 to state that it is your belief that promoting such tours and excursions will help you achieve success with early clients.

7. Please revise to remove the words "well known" and "long histories of success" from the last paragraph on page 10 as these words are subjective.

Notes to Financial Statements, page F-6

Note 3. Commitments, page F-9

8. Refer to prior comment 15. As previously requested, please revise to disclose whether the party with whom you entered into a consulting agreement is affiliated with or related to the Company or its officer and, if so, in what manner.

Executive Compensation, page 15

9. We note your response to our prior comment 12 and reissue. Please include a footnote disclosing all assumptions made in the valuation of the stock awards issued to Ms. Hunter by reference to a discussion of those assumptions in your financial statements.

10. Please revise to include your Long-Term Incentive Plan as an exhibit in your next amendment or advise.

Recent Sales of Unregistered Securities, page II-2

11. Please reconcile your disclosure on page II-2 that you completed an offering in June 2010 of 1,887,500 shares of your common stock with your disclosure on page F-18 that in August 2010 and September 2010 you issued 22,500 shares of common stock and that in June 2010 you issued 1,865,000 shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney Adviser

cc: Via facsimile: (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP